CONSENT OF ERIC KALLIO

The undersigned hereby consents to: (i) the disclosure of the mineral resource estimates for the Canadian assets located in the country of Canada contained in the Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017 (the “MD&A”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2018, and any amendments thereto (the “40-F”); and (ii) the use of my name in the MD&A and the 40-F.

signed “Eric Kallio”
Eric Kallio, P.Geo.

Date: April 1, 2019